UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-23071
CUSIP Number: 168905107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   August 4, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Full name of registrant  The Children’s Place Retail Stores, Inc.
Former name if applicable N/A

915 Secaucus Road
Address of principal executive office (Street and number)

Secaucus, New Jersey 07094
City, state and zip code

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Children’s Place Retail Stores, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended August 4, 2007 (the “Second Quarter Fiscal 2007 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) on September 13, 2007 because, as announced by the Company on August 23, 2007, recent developments have required that the Company address certain matters in its SEC filings that previously had not been anticipated. The Company’s Board of Directors is still reviewing the circumstances surrounding certain violations of the Company's policies and procedures by two executives of the Company and is considering the appropriate actions to take regarding these matters. Although the Company does not currently expect these violations to result in a material change to the Company's previously reported results of operations, the Board must determine the actions to take on these matters before the Company files its delinquent SEC filings, including the Second Quarter Fiscal 2007Form 10-Q. This delay could not be eliminated by the Company without unreasonable effort and expense.

The Company will determine the necessary actions to take on these matters and will prepare its delinquent SEC filings, including the Second Quarter Fiscal 2007 Form 10-Q, as soon as practicable.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Susan Riley	(201) 558-2400
(Name)	(Area Code)(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
☐Yes ☑No

The Company has not filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended July 29, 2006, October 28, 2006 and May 5, 2007 or its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 .

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the statement of income for its second quarter ended August 4, 2007 (“Second Quarter Fiscal 2007”) to be included in its Second Quarter Fiscal 2007 Form 10-Q will reflect significant changes in the Company’s results of operations from the second quarter of the preceding fiscal year (“Second Quarter Fiscal 2006”) because (i) the Company has opened new stores, and the Company’s sales have grown, since Second Quarter Fiscal 2006, and (ii) the Company’s business was less profitable during the Second Quarter Fiscal 2007 as compared to the Second Quarter Fiscal 2006 due primarily to business conditions which resulted in higher mark downs, and increased expenses, including expenses associated with the Company’s stock option investigation.

The Company expects to report in its Second Quarter Fiscal 2007 Form 10-Q that consolidated sales increased from $395.6 million in Second Quarter Fiscal 2006 to $424.3 million in Second Quarter Fiscal 2007 and that net loss increased from $15.2 million in Second Quarter Fiscal 2006 to $27.1 million (on a preliminary basis) in Second Quarter Fiscal 2007. However, these preliminary net income amounts are subject to change.

The Children’s Place Retail Stores, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 14, 2007	By:	/s/ Susan Riley
Susan Riley, Executive Vice President,
Finance and Administration